Exhibit 23.2

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in Registration Statements No. 333-200807 and No. 333-211425 on Form S-8 of our report dated March 1, 2017 relating to the consolidated financial statements of Television Food Network, G.P. as of December 31, 2016 and 2015 and for each of the three years in the period ended December 31, 2016 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding certain revenue and expense transactions with affiliated companies) appearing in this Annual Report on Form 10-K of Tribune Media Company for the year ended December 31, 2016.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 1, 2017